Exhibit 99.1

ChinaCache International Holdings Ltd. Announces

Second Quarter 2015 Financial Results

BEIJING — August 20, 2015 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the second quarter ended June 30, 2015.

Highlights for the Second Quarter of 2015

•                  Net revenues in the second quarter were RMB353.3 million (US$57.0 million), a 2.0% increase year-over-year.

•                  Gross profit in the second quarter was RMB96.8 million (US$15.6 million), a decrease of 6.8% year-over-year.

•                  Adjusted EBITDA (non-GAAP) in the second quarter was RMB41.8 million (US$6.7 million), an increase of 46.6% from RMB28.5 million in the second quarter of 2014.

•                  Adjusted net income (non-GAAP) was RMB4.0 million (US$0.6 million) in the second quarter of 2015, compared to RMB11.6 million in the second quarter of 2014.

•                  Non-GAAP basic and diluted earnings per ADS in the second quarter of 2015 was RMB0.15 (US$0.02) each.

“During the first half of 2015, we made significant progress on several key fronts, including customer base expansion, infrastructure advancements, and the addition of new mobile capabilities, while further improving our operating efficiency,” commented Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “As our CDN business becomes bigger and continues to grow, we must continue to improve our infrastructure and services to support this growth.  Although we are currently experiencing some platform issues, which have impacted our top-line recently, we are confident that our continued strategic investment in delivering innovative solutions will provide a differentiated value proposition to our customers, ensure the highest services standards and bandwidth optimization, and enable us to maintain our leadership position as the premium CDN total solution provider in China.  We will work very hard to achieve meaningful improvements, while remaining a trusted partner of our customers, shareholders and employees.”

Second Quarter 2015 Financial Results

Net revenues for the second quarter of 2015 were RMB353.3 million (US$57.0 million), a 2.9% decrease from the previous quarter and a 2.0% increase from the corresponding period in 2014.

Cost of revenues for the second quarter of 2015 was RMB256.5 million (US$41.4 million), which remained stable compared with the previous quarter and represented a 5.8% increase from the corresponding period in 2014.

Gross margin for the second quarter of 2015 was 27.4%, compared with 29.5% for the previous quarter and 30.0% for the corresponding period in 2014. Non-GAAP gross margin for the second quarter of 2015, which excludes share-based compensation, was 27.7%, compared with 29.9% in the previous quarter and 30.1% for the corresponding period in 2014. The decrease in gross margin was mainly due to an expense for consumable hardware purchase related to a platform upgrade.

Sales and marketing expenses for the second quarter of 2015 were RMB25.5 million (US$4.1 million), or 7.2% of net revenues, a 19.8% decrease over the previous quarter and a 27.8% decrease from the corresponding period in 2014. The quarter-over-quarter decrease was mainly due to improved operating efficiency and effective cost control.

General and administrative expenses for the second quarter of 2015 were RMB54.5 million (US$8.8 million), or 15.4% of net revenues, a 9.7% increase from the previous quarter and a 45.5% increase over the corresponding period in 2014.

Research and development (R&D) expenses for the second quarter of 2015 were RMB26.8 million (US$4.3 million), or 7.6% of net revenues, which remained stable from the previous quarter and represents a 10.7% decrease from the corresponding period in 2014. The decrease in R&D expenses from the corresponding period in 2014 was mainly due to significant increased investment in ChinaCache’s infrastructure development throughout 2014.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange gain (loss), was RMB41.8 million (US$6.7 million), a  quarter-over-quarter decrease of 15.8% compared with RMB49.7 million in the first quarter of 2015, and year-over-year growth of 46.6% from RMB28.5 million in the corresponding period in 2014.

Operating loss was RMB10.0 million (US$1.6 million) in the second quarter of 2015, compared with an operating loss of RMB1.1 million in the previous quarter and an operating income of RMB1.0 million in the corresponding period in 2014. Non-GAAP operating income, which excludes share-based compensation expense, was RMB1.5 million (US$0.2 million), an 89.1% decrease from the previous quarter and a 62.8% decrease from the corresponding period in 2014.

Income tax benefit was RMB3.0 million (US$0.5 million) in the second quarter of 2015, compared with income tax expense of RMB0.5 million in the previous quarter and income tax benefit of RMB3.6 million in the corresponding period in 2014.

Net loss was RMB7.3 million (US$1.2 million) in the second quarter of 2015, compared to a net loss of RMB5.2 million in the previous quarter and a net income of RMB6.9 million in the corresponding period in 2014. Basic and diluted loss per American depositary share (“ADS”) for the second quarter of 2015 was RMB0.28 (US$0.05) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange gain (loss), and penalties on uncertain tax positions, was RMB4.0 million (US$0.6 million), a quarter-over-quarter decrease of 61.3% and a year-over-year decrease of 65.1% from the corresponding period in 2014.

Non-GAAP basic and diluted earnings per ADS in the second quarter of 2015 was RMB0.15 (US$0.02) each.

Balance Sheet

As of June 30, 2015, the Company had cash and cash equivalents of RMB649.5 million (US$104.8 million), compared with RMB375.9 million as of December 31, 2014. Capital expenditures for the second quarter of 2015 were RMB25.2 million (US$4.1 million).

2015 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.40 billion to RMB1.47 billion for full year 2015.

This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 8:00 PM Eastern time on August 20, 2015, which corresponds to 8:00 AM Beijing time on August 21, 2015.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 4554880

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until August 26, 2015 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 4554880

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss) and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange gain (loss) that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                  Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                  They do not reflect income taxes or the cash requirements for any tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                  While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                  Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2000 as of June 30, 2015.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the full year 2015 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                  Unaudited Condensed Consolidated Balance Sheets

•                  Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

•                  Supplementary Metrics

•                  Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2014	2015	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	375,879	649,488	104,756
Restricted Cash	68,191	248	40
Accounts receivable, net	319,494	344,683	55,594
Prepaid expenses and other current assets	55,374	108,448	17,491
Short term investment	25,219	25,719	4,148
Deferred tax assets	20,658	24,942	4,023
Total current assets	864,815	1,153,528	186,052

Non-current assets
Property and equipment, net	418,886	535,422	86,358
Cloud infrastructure construction in progress	283,475	377,748	60,927
Intangible assets, net	10,321	9,625	1,552
Land use right, net	49,697	49,408	7,969
Long term investments	46,950	47,750	7,702
Deferred tax assets	980	6,380	1,029
Long term deposits and other non-current assets	56,084	76,784	12,385
Total non-current assets	866,393	1,103,117	177,922

Total Assets	1,731,208	2,256,645	363,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	—	—
Accounts payable	255,821	270,215	43,583
Accrued employee benefits	45,016	59,520	9,600
Accrued expenses and other payables	411,803	853,932	137,731
Income tax payable	21,374	19,561	3,155
Liabilities for uncertain tax positions	11,739	11,739	1,893
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,158
Current portion of capital lease obiligations	13,794	55,542	8,958
Deferred government grant	37,360	37,360	6,026
Total current liabilities	864,105	1,315,067	212,107

Non-current liabilities

Long-term loan	11,520	7,930	1,279
Non-current portion of capital lease obligations	20,592	67,709	10,921
Deferred tax liabilities	44	44	7
Total non-current liabilities	32,156	75,683	12,207

Total Liabilities	896,261	1,390,750	224,314

Total Shareholders’ equity	834,947	865,895	139,660

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,731,208	2,256,645	363,974

Condensed Consolidated Statements of Comprehensive Income (loss)

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	June 30, 2014	Mar 31, 2015	Jun 30, 2015	Jun 30, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	346,299	363,745	353,344	56,991
Cost of revenues	(242,444)	(256,299)	(256,524)	(41,375)

Gross profit	103,855	107,446	96,820	15,616
Sales & marketing expenses	(35,360)	(31,833)	(25,526)	(4,117)
General & administrative expenses	(37,466)	(49,712)	(54,511)	(8,792)
Research & development expenses	(30,026)	(26,962)	(26,819)	(4,326)

Operating income (loss)	1,003	(1,061)	(10,036)	(1,619)
Interest income	3,190	992	1,153	186
Interest expense	(1,572)	(4,129)	(3,322)	(536)
Other income	2,190	18	1,718	277
Foreign exchange (loss) gain, net	(1,509)	(475)	188	30

Income (loss) before income taxes	3,302	(4,655)	(10,299)	(1,662)
Income tax benefit (expense)	3,608	(548)	2,953	476

Net income (loss) attributable to ordinary shareholders	6,910	(5,203)	(7,346)	(1,186)

Foreign currency translation	(121)	266	(148)	(24)
Unrealized holding gains arising during the period	147	286	212	34

Total other comprehensive income, net of tax	26	552	64	10

Comprehensive income (loss)	6,936	(4,651)	(7,282)	(1,176)

Earnings (loss) per ordinary share:
Basic	0.02	(0.01)	(0.02)	(0.00)
Diluted	0.02	(0.01)	(0.02)	(0.00)

Earnings (loss) per ADS*:
Basic	0.27	(0.20)	(0.28)	(0.05)
Diluted	0.26	(0.20)	(0.28)	(0.05)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	407,486,064	413,501,903	419,437,177	419,437,177
Diluted	419,885,015	413,501,903	419,437,177	419,437,177

*	Note1:1 ADS = 16 shares
Note2: Non-GAAP Financial Measures

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2014	Mar 31, 2015	Jun 30, 2015	Jun 30, 2015
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss (gain)

Net income (loss)	6,910	(5,203)	(7,346)	(1,186)
Depreciation	21,642	34,185	37,737	6,087
Amortization	527	1,349	817	132
Interest expense	1,572	4,129	3,322	536
Interest income	(3,190)	(992)	(1,153)	(186)
Income tax (benefit) expense	(3,608)	548	(2,953)	(476)
Share-based compensation	3,115	15,163	11,569	1,865
Foreign exchange loss (gain)	1,509	475	(188)	(30)
Penalties on uncertain tax positions	44	—	—	—
Adjusted EBITDA	28,521	49,654	41,805	6,742
Margin%	8.2%	13.7%	11.8%	11.8%

Adjusted net income — defined as net income (loss) before share-based compensation, foreign exchange loss (gain) and penalties on uncertain tax positions

Net income (loss)	6,910	(5,203)	(7,346)	(1,186)
Share-based compensation	3,115	15,163	11,569	1,865
Foreign exchange loss (gain)	1,509	475	(188)	(30)
Penalties on uncertain tax positions	44	—	—	—
Adjusted net income	11,578	10,435	4,035	649
Margin%	3.3%	2.9%	1.1%	1.1%
Earnings per ordinary share:
Basic	0.03	0.03	0.01	0.00
Diluted	0.03	0.02	0.01	0.00
Earnings per ADS:
Basic	0.45	0.40	0.15	0.02
Diluted	0.44	0.39	0.15	0.02

Non-GAAP gross profit — defined as gross profit before share-based compensation expense

Gross profit	103,855	107,446	96,820	15,616
Plus: Share-based compensation	307	1,307	999	161
Non-GAAP gross profit	104,162	108,753	97,819	15,777
Margin%	30.1%	29.9%	27.7%	27.7%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	35,360	31,833	25,526	4,117
Minus: Share-based compensation	(666)	(1,103)	(824)	(133)
Non-GAAP sales & marketing expenses	34,694	30,730	24,702	3,984
% of net revenues	10.0%	8.4%	7.0%	7.0%

General & administrative expenses	37,466	49,712	54,511	8,792
Minus: Share-based compensation	(1,503)	(11,089)	(8,933)	(1,440)
Non-GAAP general & administrative expenses	35,963	38,623	45,578	7,352
% of net revenues	10.4%	10.6%	12.9%	12.9%

Research & development expenses	30,026	26,962	26,819	4,326
Minus: Share-based compensation	(639)	(1,664)	(813)	(131)
Non-GAAP research & development expenses	29,387	25,298	26,006	4,195
% of net revenues	8.5%	7.0%	7.4%	7.4%

Non-GAAP operating income — defined as GAAP operating income (loss) before share-based compensation expense

Operating income (loss)	1,003	(1,061)	(10,036)	(1,619)
Plus: Share-based compensation	3,115	15,163	11,569	1,865
Non-GAAP operating income	4,118	14,102	1,533	246
Margin%	1.2%	3.9%	0.4%	0.4%

Supplementary Metrics

(Unaudited)

	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015

Revenues breakdown by industry verticals

Internet and software	23%	23%	22%	22%	21%
Mobile internet	15%	16%	16%	16%	16%
Media and entertainment	29%	29%	29%	29%	30%
E-commerce	20%	19%	19%	19%	19%
Enterprises	12%	13%	14%	14%	14%
Government agencies	1%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Capital expenditures	58,368	104,588	66,611	56,144	25,150
As a percentage of net revenues	16.9%	27.9%	19.7%	15.4%	7.1%